BROCK AND COMPANY

Certified Public Accountants
Business Advisors

A PROFESSIONAL CORPORATION

3711 JFK Pkwy Suit 315 Fort Collins Colorado 80525
(970) 223 -7855 (303) 530 -9343 (970) 223 -3926 Fax
www.brockcpas.com

agn

Consent of Independent Auditor

We consent to the inclusion of our Independent Auditor's Report, dated June 7, 2019 on the financial statements of Clean Air Lawn Care, Inc. as of December 31, 2018 and 2017, included in the Franchise Disclosure Document dated June 7, 2019.

Brock and Company, CPAs, P.C.

Certified Public Accountants

Fort Collins, Colorado
June 10, 2019

BOULDER   FORT COLLINS   LITTLETON   LONGMONT   NORTHGLENN

Clean Air Lawn Care, Inc.

(a Colorado Corporation)

Financial Statements

December 31, 2017 and 2016

Clean Air Lawn Care, Inc.

Table of Contents

Independent Auditor's Report .... Pages 1-2

Balance Sheets
December 31, 2017 and 2016 .... Page 3-4

Statements of Operations
Years ended December 31, 2017 and 2016 .... Page 5

Statements of Stockholders' Deficit
Years ended December 31, 2017 and 2016 .... Page 6

Statements of Cash Flows
Years ended December 31, 2017 and 2016 .... Page 7

Notes to Financial Statements .... Pages 8-15

Supplemental Schedules

Schedules of Selling, General and Administrative Expenses
Years ended December 31, 2017 and 2016 .... Page 16

BROCK AND COMPANY CPAS PC

BROCK
AND
COMPANY

Certified Public Accountants
Business Advisors
A PROFESSIONAL CORPORATION

3711 JFK Pkwy Suit 315 Fort Collins Colorado 80525
(970) 223 -7855 (303) 530 -9343 (970) 223 -3926 Fax
www.brockcpas.com

agn

Independent Auditor's Report

Stockholders
Clean Air Lawn Care, Inc.
Fort Collins, Colorado

We have audited the accompanying financial statements of Clean Air Lawn Care, Inc. (a Colorado corporation), which comprise the balance sheet as of December 31, 2017, and the related statements of operations, stockholders' deficit, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

BOULDER   FORT COLLINS   LITTLETON   LONGMONT   NORTHGLENN

Independent Auditor's Report (continued)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Clean Air Lawn Care, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the 2017 financial statements as a whole. The accompanying 2017 schedule of selling, general and administrative expenses is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Prior Period Financial Statements

The 2016 financial statements and supplementary information were audited by other auditors whose report dated June 2, 2017 expressed an unmodified opinion.

Brock and Company, CPAs, P.C.

Certified Public Accountants

Fort Collins, Colorado
November 19, 2018

Clean Air Lawn Care, Inc.

Balance Sheets

December 31		**2017**		2016
ASSETS				
Current Assets				
Cash and cash equivalents	$	**20,985**	$	2,169
Accounts receivable, net of allowance for doubtful				
accounts of $3,761 in 2017 and $4,029 in 2016		**18,727**		8,732
Interest receivable		**475**		-
Notes receivable, current portion		**29,858**		7,919
Total current assets		**70,045**		18,820
Equipment, net		**92**		203
Other Assets				
Intangible assets, net		**12,464**		15,235
Notes receivable, net of allowance for doubtful accounts				
of $56,098 in 2017 and $71,097 in 2016, and current portion		**68,182**		8,865
Advances to stockholder		**68,877**		15,214
Lease receivable		**-**		1,200
Total other assets		**149,523**		40,514
Total assets	$	**219,660**	$	59,537

BROCK AND COMPANY CPAS PC

Clean Air Lawn Care, Inc.

Balance Sheets (continued)

December 31		2017		2016
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current Liabilities				
Line of credit	$	23,930	$	23,343
Accounts payable, trade		52,857		27,627
Due to franchisees		2,377		-
Accrued expenses		34,497		67,182
Deferred revenue, current portion		111,000		23,493
Notes payable, stockholders, current portion		100,408		246,649
Notes payable, current portion		75,125		2,550
Total current liabilities		400,194		390,844
Long-Term Liabilities				
Deferred revenue, net of current portion		54,961		51,850
Revenue participation liability, net		184,030		238,252
Notes payable, stockholders, net of current portion		237,101		6,000
Notes payable, net of current portion		62,431		20,000
Total long-term liabilities		538,523		316,102
Total liabilities		938,717		706,946
Stockholders' Deficit				
Common stock, no par value,				
1,000,000 shares authorized, 126,424 in 2017				
and 123,173 in 2016 shares issued and outstanding		1,477,979		1,408,984
Accumulated deficit		(2,197,036)		(2,056,393)
Total stockholders' deficit		(719,057)		(647,409)
Total liabilities and stockholders' deficit	$	219,660	$	59,537

The accompanying Notes are an integral part of these
financial statements

BROCK AND COMPANY CPAS PC

Clean Air Lawn Care, Inc.

Statements of Operations

December 31	2017	2016
Revenue		
Franchise fees	$ **193,500**	$ 149,969
Royalties	**218,601**	176,381
Materials and supplies sales	**53,344**	54,925
Buydown	**22,306**	19,250
Other	**10,300**	10,000
Total revenue	**498,051**	410,525
Operating Expenses		
Payroll	**337,684**	257,236
Selling, general and administrative expenses	**132,920**	105,245
Franchise materials and supplies	**29,149**	56,585
Depreciation and amortization	**2,881**	3,247
Bad debt	**-**	3,213
Total operating expenses	**502,634**	425,526
Other Income (Expense)		
Interest expense	**(78,813)**	(22,007)
Amortization of debt discount	**(44,817)**	(19,603)
Interest income	**1,233**	-
Other	**(13,663)**	34,726
Net other expense	**(136,060)**	(6,884)
Net Loss	$ **(140,643)**	$ (21,885)

Clean Air Lawn Care, Inc.

Statement of Stockholders' Deficit

Years ended December 31, 2017 and 2016

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
Balances, January 1, 2016	118,089	$ 1,275,474	$ (2,034,508)	$ (759,034)
Conversion of notes payable, related party to common stock	1,500	45,000	-	45,000
Repurchase of common stock	(1,050)	(31,500)	-	(31,500)
Common stock issued for cash	4,634	120,010	-	120,010
Net loss for the year ended December 31, 2016	-	-	(21,885)	(21,885)
Balances, December 31, 2016	123,173	1,408,984	(2,056,393)	(647,409)
Repurchase of common stock	(3,794)	(92,000)	-	(92,000)
Common stock issued for cash	7,045	160,995	-	160,995
Net loss for the year ended December 31, 2017	-	-	(140,643)	(140,643)
Balances, December 31, 2017	126,424	$ 1,477,979	$ (2,197,036)	$ (719,057)

BROCK AND COMPANY CPAS PC

Clean Air Lawn Care, Inc.

Statement of Cash Flows
Increase (Decrease) in Cash and Cash Equivalents

December 31	2017	2016
Cash Flows from Operating Activities		
Net loss	$ (140,643)	$ (21,885)
Adjustments to reconcile net loss to		
net cash provided (used) by operating activities		
Depreciation	111	477
Amortization	2,770	2,770
Bad debt expense	-	3,213
Amortization of debt discount	44,817	19,603
Interest expense added to debt	46,458	32,821
Changes in assets and liabilities		
Accounts receivable	(9,994)	(2,978)
Interest receivable	(475)	-
Other current assets	-	860
Accounts payable	25,230	(79,790)
Due to franchise owners	2,377	-
Accrued expenses and other current liabilities	(32,685)	23,587
Deferred franchise revenue	90,618	(67,646)
Net cash provided (used) by operating activities	28,584	(88,968)
Cash Flows from Investing Activities		
Payments from (advance to) notes receivable	(81,256)	29,936
Advances to stockholder	(53,663)	(5,266)
Payments from lease receivable	1,200	2,800
Net cash provided (used) by operating activities	(133,719)	27,470
Cash Flows from Financing Activities		
Bank overdraft	-	(90)
Net borrowings (repayments) under line of credit	587	(390)
Borrowings on notes payable, related party	10,000	40,000
Payments on notes payable, related party	(5,000)	(54,463)
Borrowings on notes payable	75,000	60,794
Payments on notes payable	(13,143)	(55,169)
Payments on revenue participation liability	(12,488)	(9,113)
Payments on capital lease	-	(6,412)
Common stock issuance	160,995	120,010
Repurchase of common stock	(92,000)	(31,500)
Net cash provided by financing activities	123,951	63,667
Net Increase in Cash and Cash Equivalents	18,816	2,169
Cash and Cash Equivalents, Beginning of Year	2,169	-
Cash and Cash Equivalents, End of Year	$ 20,985	$ 2,169

The accompanying Notes are an integral part of these
financial statements

Page 7

Clean Air Lawn Care, Inc.
Notes to Financial Statements

December 31, 2017 and 2016

Note 1 – Summary of Significant Accounting Policies

Company's Activities. Clean Air Lawn Care, Inc. was incorporated in the state of Colorado in 2006. The Company is a national lawn-care company based in Fort Collins, Colorado. The Company offers franchise opportunities to interested owner-operators, and provides them with marketing services, materials and supplies, and equipment installation services

Use of Estimates in Preparing Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The financial statements include certain amounts that are based on management's best estimates and judgments. The most significant estimates relate to uncollectible accounts and notes receivable, intangible asset valuations and useful lives, and contingencies. These estimates may be adjusted as more current information becomes available, and any adjustment could be significant.

Cash Equivalents. The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors the positions with, and the credit quality of, the financial institutions with which it invests.

Accounts and Notes Receivable, and Allowance for Doubtful Accounts. The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of trade accounts and notes receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change and that losses ultimately incurred could differ materially from the amounts estimated in determining the allowance.

Equipment. Equipment is stated at cost and is depreciated using the straight-line method over estimated remaining useful lives of the assets, which is generally three to ten years. Equipment depreciation expense totaled $111 and $477 for the years ended December 31, 2017 and 2016.

Intangible Assets. Intangible assets consist primarily of franchise startup costs and design costs. No significant residual value is estimated for these intangible assets. Amortization expense for each of the years ended December 31, 2017 and 2016 was $2,770.

Long-lived Assets. Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount over fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. No impairment losses were recognized during the years ended December 31, 2017 and 2016.

Revenue and Cost Recognition. The Company recognizes revenue from various activities related to its operations. Revenue from specific activities is recognized as follows:

Clean Air Lawn Care, Inc.
Notes to Financial Statements

December 31, 2017 and 2016

Note 1 – Summary of Significant Accounting Policies (continued)

Royalty. Pursuant to the various franchise agreements, franchisees are required to pay the Company royalties based on a percentage of sales up to 9.5%. Royalties are accrued as a percentage of gross sales reported by the franchisees, and are included in accounts receivable in the period earned.

Initial Franchise Fee. Initial franchise fees paid by franchisees are recognized as revenue when all material services to be performed by the Company have been substantially completed, which is generally when the franchise commences operations. Initial franchise fees collected by the Company before all material services and conditions are substantially completed are recorded as deferred revenue. These franchise fees are nonrefundable in most circumstances. Costs incurred to perform the initial services are deferred, but not in excess of the deferred revenue and estimated cost to open the franchise, and are expensed when the initial franchise fee revenue is recognized.

Material and Supplies Sales. The Company recognizes revenue from material and supplies sales when products are shipped to the franchisee or customer.

Buydown. The Company may give existing franchisees the opportunity to pay an additional one-time fee to reduce the amount of the franchise royalty percentage paid monthly for the remainder of the contract term. This revenue is recognized ratably over the term of the buydown agreement.

Advertising. The Company expenses advertising costs when incurred. Advertising expense for the years ended December31, 2017 and 2016 totaled $44,296 and $30,083, respectively.

Income Taxes. The Company has elected to be treated as an S corporation for income tax purposes through December 31, 2017. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company's stockholders, and no provision for federal or state income taxes has been recorded in the accompanying financial statements. Effective January 1, 2018, the Company revoked its election to have its income taxed as an S corporation.

The Company utilizes Accounting Standards Codification (ASC) 740, "Income Taxes", related to the accounting for uncertainty in income tax positions. ASC 740 requires management judgment and the use of estimates in determining whether the impact of a tax position is "more likely than not" of being sustained upon examination by taxing authorities. The Company considers many factors when evaluating and estimating its tax positions which may not accurately anticipate actual outcomes. It is reasonably possible the estimates may change in the near term.

The Company has evaluated the recognition, measurement, presentation, and disclosure relating to uncertain tax positions. Management has determined that the effects of uncertain tax positions are not material to the Company for recognition or disclosure in the accompanying financial statements. If taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes and interest and penalties, if any, would be imposed on the stockholders rather than the Company.

BROCK AND COMPANY CPAS PC

Clean Air Lawn Care, Inc.
Notes to Financial Statements

December 31, 2017 and 2016

Note 1 – Summary of Significant Accounting Policies (continued)

Reclassifications. Certain amounts in the 2016 financial statements have been reclassified to conform with reporting for 2017, without affecting the net loss.

Subsequent Events. Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through November 19, 2018, which is the date the financial statements were available to be issued.

Note 2 - Liquidity, Capital Resources, Results of Operations, and Management's Plans

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the ordinary course of business. At December 31, 2017, the Company had a working capital deficit of $330,149, an accumulated deficit of $2,197,036, and outstanding liabilities of $938,717. Additionally, the Company has incurred losses since inception and has historically used cash flows from operations. The Company has funded operations in 2018 primarily with franchise and royalty income, borrowings from related parties, and the issuance of common stock. The Company's ability to continue as a going concern is dependent on maintaining adequate financing and achieving profitable operations.

Note 3 - Notes Receivable and Related Party Transaction

Notes receivable consist of the following at December 31:

	2017	2016
Notes receivable from franchisees for the sale of franchises, which are non-interest bearing and are payable in monthly installments with maturities from July 2019 through June 2024.	$ 71,344	$ -
Notes receivable from franchisees for the sale of franchises bear interest at 4.0%, and are payable in monthly installments with maturities ranging from one to six years.	40,939	36,619
Note receivable from an individual for franchise purchase bears interest at 10.8%. The note is due in principal and interest installments of $530, with a balloon payment of $14,045 due in February 2019.	25,099	25,099
Note receivable from a franchisee and stockholder for the sale of additional franchise territories is non-interest bearing. The note is payable in monthly installments of $90 through March 2024.	6,500	-

BROCK AND COMPANY CPAS PC

Clean Air Lawn Care, Inc.
Notes to Financial Statements

December 31, 2017 and 2016

Note 3 - Notes Receivable and Related Party Transaction (continued)

	2017	2016
Notes receivable from franchisees for the sale of franchises bear interest at 6.0%. The notes are payable in monthly installments with maturities ranging from one to six years,	$ 5,756	$ 21,663
Notes receivable from franchisees for buydown agreements are payable in monthly installments with maturities ranging from one year to payment in services valued at $50 per hour.	4,500	4,500
	154,138	87,881
Less current portion	(29,858)	(7,919)
Less allowance for doubtful accounts	(56,098)	(71,097)
	$ 68,182	$ 8,865

Note 4 - Equipment

Equipment consists of the following at December 31:

	2017	2016
Lawn care equipment	$ 15,889	$ 15,889
Office equipment	14,289	14,289
	30,178	30,178
Less accumulated depreciation	(30,086)	(29,975)
	$ 92	$ 203

Note 5 - Intangible Assets

Intangible assets consists of the following at December 31:

	2017	2016
Franchise startup costs	$ 41,551	$ 41,551
Design costs	14,725	14,725
	56,276	56,276
Less accumulated amortization	(43,812)	(41,041)
	$ 12,464	$ 15,235

Amortization expense on capitalized intangible assets is estimated to be $2,770 for each year from 2018 through 2021, and $1,384 in 2022. The unamortized intangible assets have a weighted-average remaining life of 4.5 years.

BROCK AND COMPANY CPAS PC

Clean Air Lawn Care, Inc.
Notes to Financial Statements

December 31, 2017 and 2016

Note 6 - Advances to Stockholder and Subsequent Events

During the years ended December 2017 and 2016, the Company made net advances to its majority stockholder totaling $53,663 and $5,266, respectively. At December 31, 2017 and 2016, the outstanding advances total $68,877 and $15,214, respectively. The advances are unsecured, non-interest bearing, and are due on demand. Net advances subsequent to December 31, 2017, through November 19, 2018, total $11,777. The advances to stockholder have been reported as other assets in the accompanying balance sheet at December 31, 2017.

Note 7 - Line of Credit, Long-Term Notes Payable, and Related Party Transactions

Line of Credit. The Company has a $25,000 line of credit agreement with a finance company with outstanding borrowings of $23,930 and $23,343 at December 31, 2017 and 2016, respectively. Outstanding borrowings bear interest at 29.99%, and are due within six months of the advance. The agreement is guaranteed by a stockholder.

Long-Term Notes Payable. Long-term notes payable consist of the following at December 31:

	2017	2016
Notes payable to stockholders due in monthly or quarterly installments of various amounts, including interest at rates ranging up to 10%. The notes mature from April 2019 through June 2021, and are unsecured.	$ 337,509	$ 272,649
Note payable to a finance company, due in weekly installments of $1,816, including interest at 47.21%. The note matured in October 2018, and was collateralized by substantially all business assets and was guaranteed by a stockholder.	64,406	-
Notes payable to a franchisee, due in monthly installments of $2,377, including interest at 6%. The note matures in June 2021, and is unsecured.	73,150	-
Notes payable paid in full during 2017	-	2,550
	475,065	275,199
Less current portion	(175,533)	(249,199)
	$ 299,532	$ 26,000

During 2018, the Company borrowed additional amounts totaling $36,505.

Scheduled maturities of long-term notes payable, as adjusted for additional 2018 borrowings, are as follows at December 31, 2017: $175,533 in 2018, $157,172 in 2019 , $121,446 in 2020 , and $57,419 in 2021.

BROCK AND COMPANY CPAS PC

Clean Air Lawn Care, Inc.
Notes to Financial Statements

December 31, 2017 and 2016

Note 8 - Revenue Participation Liability

The Company has entered into various revenue participation agreements. These agreements are a financing vehicle for the Company. The participants of the agreements contribute cash to the Company. The Company commits to maximum specified repayment amounts, which are determined to be payable by calculating a contractual percentage of the revenues collected in designated markets. The Company is scheduled to make monthly payments to the participants, one month in arrears. As the date that amounts are payable is based on cash collections, which are contingent, all revenue participation liabilities are considered to be long-term. The liabilities have been recorded at the value of the initial cash received, plus amortized discount, less payments made.

The Company has computed the difference between the initial cash received and the total payments committed as a debt discount, and is amortizing the discount to increase the liability over time. The amortization of the debt discount is recorded in other expenses in the accompanying statement of operations. Amounts paid pursuant to the revenue participation agreements are deducted from the computed liability. The total estimated payable is as follows at December 31:

	2017	2016
Agreement with a franchisee, which required the franchisee to pay the Company $70,000 at inception of the agreement. The Company will pay a specified percentage of corporate revenues earned in the Washington DC - Baltimore, Maryland area. The repayment commitment totals $770,000. The net unamortized debt discount totals $614,315 and $637,316 at December 31, 2017 and 2016, respectively.	$ 136,271	$ 119,270
Agreement with a franchisee, which required the franchisee to pay the Company $60,000 at inception of the agreement. The Company will pay a specified percentage of corporate revenues earned in the state of Texas. The repayment commitment totals $250,000. The net unamortized debt discount totals $150,706 and $157,505 at December 31, 2017 and 2016, respectively.	47,759	32,431
Agreements refinanced to notes payable in 2017	-	86,551
	$ 184,030	$ 238,252

The payments are subject to significant estimate. Estimated repayment of revenue participation liabilities is as follows at December 31, 2017: $13,000 for each year from 2018 through 2022, and $884,050 thereafter.

BROCK AND COMPANY CPAS PC

Clean Air Lawn Care, Inc.
Notes to Financial Statements

December 31, 2017 and 2016

Note 8 - Revenue Participation Liability (continued)

Total commitments under the agreements are as follows at December 31, 2017:

	Cash Received	Maximum Commitment	Payments to Date	Remaining Unpaid Commitment
Company	$ 70,000	$ 770,000	$ 19,414	$ 750,586
Individual	60,000	250,000	51,536	198,464
	$ 130,000	$ 1,020,000	$ 70,950	$ 949,050

Note 9 - Common Stock Transactions and Subsequent Events

During 2016, the Company settled a note payable to a related party by issuing 1,500 shares of common stock, and concurrently entered into an agreement to repurchase the 1,500 shares of common stock for $30 for each share. The repurchase was paid in installments of $4,500 per month for ten months, which was paid in full in March 2017. During 2016, the Company sold 4,634 common stock shares at prices ranging from $25.00 to $30.00 for each share for a total of $120,010.

During 2017, the Company issued 7,045 shares of common stock for a total of $160,995, at prices ranging from $12.95 to $33.22 for each share. Additionally, the Company repurchased 3,794 for shares of common stock for $92,000, at prices ranging from $12.95 to $30.00 for each share.

During 2018, the Company received proceeds from the issuance of 11,018 shares of common stock totaling $88,506. The Company repurchased 1,387 shares of outstanding common stock for payments of $41,610.

Note 10 - Employee Stock Option Plan

The Company's Board of Directors has designated 7,500 shares of common stock for employee stock option plan. The shares are to be issued at the discretion of the Company's management to its key employees. The Company's management determines which employees are key, the number of shares to be issued, and the value of the stock at the date of issuance. The plan was formalized in 2018, and options to purchase 5,000 shares were granted and exercised in 2018.

Note 11 - Franchise Activity

Initial franchise fees paid by franchisees are recognized as revenue when all material services to be performed by the Company have been substantially completed. The franchise agreements generally require the Company to provide training and equipment installation services. The Company sold a total of 14 and 10 franchises and franchise expansions during the years ended December 31, 2017 and 2016, respectively.

Clean Air Lawn Care, Inc.
Notes to Financial Statements

December 31, 2017 and 2016

Note 12 - Operating Leases

The Company leases facilities under noncancelable operating leases. Rent expense for the years ended December 31, 2017 and 2016 was $18,790 and $25,133, respectively.

Future minimum lease payments under these leases are as follows at December 31, 2017:

Year	Amount
2018	$ 51,000
2019	51,000
2020	51,000
	$ 153,000

Note 13 - Contingencies

Litigation. In the normal course of business, the Company is party to litigation from time to time. The Company maintains insurance to cover certain actions and believes that resolution of such litigation will not have a material adverse effect on the Company.

Termination Agreement. The Company entered into a mutual termination and release agreement on October 15, 2014 related to a franchise agreement within the Denver, Colorado, metropolitan area. The Company agreed to cancel outstanding obligations due under the original agreement. The Company also agreed to pay the other party to the agreement $972 for each zip code it is able to sell to another party prior to December 31, 2019, or a maximum total of $8,750 if it sells the franchise in its entirety. No sales of zip codes or payments have been made under this agreement as of December 31, 2017.

Note 14 - Supplemental Cash Flow Information

Supplemental cash flow information is as follows for the year ended December 31:

	2017	2016
Cash paid for interest	$ 5,520	$ 25,157
Revenue participation agreements refinanced to notes payable	$ 86,551	$ -
Conversion of note payable to common stock	$ -	$ 45,000

BROCK AND COMPANY CPAS PC

Clean Air Lawn Care, Inc.

Schedules of Selling, General and Administrative Expenses

Years ended December 31		2017				2016		
Advertising and promotion	$	44,296	8.9	%	$	30,083	7.3	%
Rents and occupancy		25,161	5.1			31,256	7.6	
Accounting and legal		21,350	4.3			-	-	
Travel, meals and entertainment		18,844	3.8			23,432	5.7	
Office expenses		17,532	3.5			13,472	3.3	
Training		5,305	1.0			2,947	0.7	
Other expenses		432	0.1			4,055	1.0	
Total selling, general and administrative expenses	$	132,920	26.7	%	$	105,245	25.6	%

BROCK AND COMPANY CPAS PC

Clean Air Lawn Care, Inc.

(a Colorado Corporation)

Financial Statements

December 31, 2018 and 2017

Clean Air Lawn Care, Inc.

Table of Contents

Independent Auditor's Report .... Pages 1-2

Balance Sheets
December 31, 2018 and 2017 .... Pages 3-4

Statements of Operations
Years ended December 31, 2018 and 2017 .... Page 5

Statements of Stockholders' Deficit
Years ended December 31, 2018 and 2017 .... Page 6

Statements of Cash Flows
Years ended December 31, 2018 and 2017 .... Page 7

Notes to Financial Statements .... Pages 8-16

Supplemental Schedules

Schedules of Selling, General and Administrative Expenses
Years ended December 31, 2018 and 2017 .... Page 17

3711 JFK Pkwy Suit 315 Fort Collins Colorado 80525
(970) 223 -7855 (303) 530 -9343 (970) 223 -3926 Fax
www.brockcpas.com

agn

BROCK
AND
COMPANY

Certified Public Accountants
Business Advisors
A PROFESSIONAL CORPORATION

Independent Auditor's Report

Stockholders
Clean Air Lawn Care, Inc.
Fort Collins, Colorado

We have audited the accompanying financial statements of Clean Air Lawn Care, Inc. (a Colorado corporation), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independent Auditor's Report (continued)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Clean Air Lawn Care, Inc. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying schedules of selling, general and administrative expenses are presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Brock and Company, CPAs, P.C.

Certified Public Accountants

Fort Collins, Colorado
June 7, 2019

Clean Air Lawn Care, Inc.

Balance Sheets

December 31	**2018**	2017
ASSETS		
Current Assets		
Cash and cash equivalents	$ -	$ 20,985
Accounts receivable, net of allowance for doubtful		
accounts of $3,761 in 2018 and 2017	8,771	18,727
Interest receivable	475	475
Notes receivable, current maturities	35,531	29,858
Total current assets	44,777	70,045
Equipment, net	-	92
Other Assets		
Notes receivable, net of allowance for doubtful accounts		
of $17,060 in 2018 and $56,098 in 2017, and current maturities	47,335	68,182
Intangible assets, net	9,694	12,464
Advances to stockholder	78,218	68,877
Total other assets	135,247	149,523
Total assets	$ 180,024	$ 219,660

BROCK AND COMPANY CPAS PC

Clean Air Lawn Care, Inc.

Balance Sheets (continued)

December 31	2018	2017
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities		
Bank overdraft	$ 2,715	$ -
Line of credit	8,397	23,930
Note payable, other	25,000	-
Accounts payable, trade	35,207	52,857
Due to franchisees	-	2,377
Accrued expenses	26,078	34,497
Deferred revenue, current	74,906	111,000
Notes payable, stockholders, current maturities	219,913	100,408
Notes payable, current maturities	25,067	75,125
Total current liabilities	417,283	400,194
Long-Term Liabilities		
Deferred revenue, net of current	47,472	54,961
Notes payable, stockholders, net of current maturities	239,098	237,101
Notes payable, net of current maturities	79,703	62,431
Debt issuance costs, net	(10,860)	-
Revenue participation liability, net	54,601	184,030
Net long-term liabilities	410,014	538,523
Total liabilities	827,297	938,717
Stockholders' Deficit		
Common stock, no par value,		
1,000,000 shares authorized, 129,932 in 2018		
and 126,474 in 2017 shares issued and outstanding	1,587,669	1,477,979
Additional paid-in capital	12,500	-
Accumulated deficit	(2,247,442)	(2,197,036)
Net stockholders' deficit	(647,273)	(719,057)
Total liabilities and stockholders' deficit	$ 180,024	$ 219,660

The accompanying Notes are an integral part of these
financial statements

BROCK AND COMPANY CPAS PC

Clean Air Lawn Care, Inc.

Statements of Operations

December 31	2018	2017
Revenue		
Franchise fees	$ 83,000	$ 193,500
Royalties	253,695	218,601
Materials and supplies sales	21,361	53,344
Buydown	32,583	22,306
Other	-	10,300
Total revenue	390,639	498,051
Operating Expenses		
Payroll	184,930	337,684
Selling, general and administrative expenses	134,959	137,230
Franchisee incentives	19,540	-
Franchise materials and supplies	23,182	29,149
Depreciation and amortization	2,862	2,881
Total operating expenses	365,473	506,944
Other Income (Expense)		
Gain on extinguishment of debt	19,754	-
Interest expense	(69,284)	(74,503)
Amortization of debt discount	(26,987)	(44,817)
Interest income	945	1,233
Other	-	(13,663)
Net other expense	(75,572)	(131,750)
Net Loss	$ (50,406)	$ (140,643)

The accompanying Notes are an integral part of these financial statements

BROCK AND COMPANY CPAS PC

Clean Air Lawn Care, Inc.

Statements of Stockholders' Deficit

Years ended December 31, 2018 and 2017

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount			
Balances, January 1, 2017	123,173	$1,408,984	$ -	$(2,056,393)	$ (647,409)
Repurchase of common stock	(3,794)	(92,000)	-	-	(92,000)
Common stock issued for cash	7,095	160,995	-	-	160,995
Net loss for the year ended December 31, 2017	-	-	-	(140,643)	(140,643)
Balances, December 31, 2017	126,474	1,477,979	-	(2,197,036)	(719,057)
Repurchase of common stock	**(1,927)**	**(53,060)**	**-**	**-**	**(53,060)**
Common stock issued for cash	**1,250**	**38,700**	**-**	**-**	**38,700**
Common stock issued for cash and franchise incentive	**1,773**	**53,190**	**-**	**-**	**53,190**
Common stock issued in revenue participation refinance	**2,000**	**60,000**	**-**	**-**	**60,000**
Common stock issued in connection with debt	**362**	**10,860**	**-**		**10,860**
Revenue participation stock options issued	**-**	**-**	**12,500**		**12,500**
Net loss for the year ended December 31, 2018	**-**	**-**	**-**	**(50,406)**	**(50,406)**
Balances, December 31, 2018	**129,932**	**$1,587,669**	**$ 12,500**	**$(2,247,442)**	**$ (647,273)**

Clean Air Lawn Care, Inc.

Statements of Cash Flows
Increase (Decrease) in Cash and Cash Equivalents

December 31	2018	2017
Cash Flows from Operating Activities		
Net loss	$ (50,406)	$ (140,643)
Adjustments to reconcile net loss to		
net cash provided (used) by operating activities		
Depreciation and amortization	2,862	2,881
Provision for doubtful accounts	354	-
Amortization of debt discount	33,829	44,817
Interest expense added to debt	44,306	46,458
Gain on extinguishment of debt	(19,754)	-
Franchisee incentive expenses for		
common stock issuance	19,540	-
Changes in assets and liabilities		
Accounts receivable	9,602	(9,994)
Interest receivable	-	(475)
Notes receivable	15,174	(81,256)
Accounts payable	(17,650)	25,230
Due to franchisees	(2,377)	2,377
Accrued expenses and other current liabilities	(8,419)	(32,685)
Deferred franchise revenue	(43,583)	90,618
Net cash provided (used) by operating activities	(16,522)	(52,672)
Cash Flows from Investing Activities		
Advances to stockholder	(9,341)	(53,663)
Payments from lease receivable	-	1,200
Net cash used by operating activities	(9,341)	(52,463)
Cash Flows from Financing Activities		
Bank overdraft	2,715	-
Borrowings under line of credit and other short term debt	31,800	587
Repayments on line of credit	(22,333)	-
Borrowings on notes payable, related party	24,502	10,000
Payments on notes payable, related party	(21,460)	(5,000)
Borrowings on notes payable	-	75,000
Payments on notes payable	(42,136)	(13,143)
Payments on revenue participation liability	-	(12,488)
Common stock issuance	72,350	160,995
Repurchase of common stock	(53,060)	(92,000)
Revenue participation stock options issued	12,500	-
Net cash provided (used) by financing activities	4,878	123,951
Net Increase (Decrease) in Cash and Cash Equivalents	(20,985)	18,816
Cash and Cash Equivalents, Beginning of Year	20,985	2,169
Cash and Cash Equivalents, End of Year	$ -	$ 20,985

The accompanying Notes are an integral part of these
financial statements

BROCK AND COMPANY CPAS PC

Clean Air Lawn Care, Inc.
Notes to Financial Statements

December 31, 2018 and 2017

Note 1 – Summary of Significant Accounting Policies

Company's Activities. Clean Air Lawn Care, Inc. was incorporated in the state of Colorado in 2006. The Company is a national lawn-care company based in Fort Collins, Colorado. The Company offers franchise opportunities to interested owner-operators, and provides them with marketing services, materials and supplies, and equipment installation services

Use of Estimates in Preparing Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The financial statements include certain amounts that are based on management's best estimates and judgments. The most significant estimates relate to uncollectible accounts and notes receivable, intangible asset valuations and useful lives, and contingencies. These estimates may be adjusted as more current information becomes available, and any adjustment could be significant.

Cash Equivalents. The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors the positions with, and the credit quality of, the financial institutions with which it invests.

Accounts and Notes Receivable, and Allowance for Doubtful Accounts. The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of trade accounts and notes receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change and that losses ultimately incurred could differ materially from the amounts estimated in determining the allowance.

Equipment. Equipment is stated at cost and is depreciated using the straight-line method over estimated remaining useful lives of the assets, which is generally three to ten years. Equipment depreciation expense totaled $92 and $111 for the years ended December 31, 2018 and 2017.

Intangible Assets. Intangible assets consist primarily of franchise startup costs and design costs. No significant residual value is estimated for these intangible assets. Amortization expense for each of the years ended December 31, 2018 and 2017 was $2,770.

Long-lived Assets. Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount over fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. No impairment losses were recognized during the years ended December 31, 2018 and 2017.

BROCK AND COMPANY CPAS PC

Clean Air Lawn Care, Inc.
Notes to Financial Statements

December 31, 2018 and 2017

Note 1 – Summary of Significant Accounting Policies (continued)

Revenue and Cost Recognition. The Company recognizes revenue from various activities related to its operations. Revenue from specific activities is recognized as follows:

Royalty. Pursuant to the various franchise agreements, franchisees are required to pay the Company royalties based on a percentage of sales up to 9.5%. Royalties are accrued as a percentage of gross sales reported by the franchisees, and are included in accounts receivable in the period earned.

Initial Franchise Fee. Initial franchise fees paid by franchisees are recognized as revenue when all material services to be performed by the Company have been substantially completed, which is generally when the franchise commences operations. Initial franchise fees collected by the Company before all material services and conditions are substantially completed are recorded as deferred revenue. These franchise fees are nonrefundable in most circumstances. Costs incurred to perform the initial services are deferred, but not in excess of the deferred revenue and estimated cost to open the franchise, and are expensed when the initial franchise fee revenue is recognized.

Material and Supplies Sales. The Company recognizes revenue from material and supplies sales when products are shipped to the franchisee or customer.

Buydown. The Company may give existing franchisees the opportunity to pay an additional one-time fee to reduce the amount of the franchise royalty percentage paid monthly for the remainder of the contract term. This revenue is recognized ratably over the term of the buydown agreement.

Advertising. The Company expenses advertising costs when incurred. Advertising expense for the years ended December 31, 2018 and 2017 totaled $9,346 and $44,296, respectively.

Income Taxes. During 2018, the Company elected to be taxed as a C Corporation. The Company recognizes deferred income tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. In addition, the Company recognizes future tax benefits to the extent that realization of such benefits is more likely than not. The recognition of deferred tax assets is reduced by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Through December 2017, the Company had elected to be treated as an S corporation for income tax purposes. Accordingly, taxable income and losses of the Company were reported on the income tax returns of the Company's stockholders, and no provision for federal or state income taxes was recorded in the accompanying financial statements.

The Company utilizes Accounting Standards Codification (ASC) 740, "Income Taxes", related to the accounting for uncertainty in income tax positions. ASC 740 requires management judgment and the use of estimates in determining whether the impact of a tax position is "more likely than not" of being sustained upon examination by taxing authorities. The Company considers many factors when evaluating and estimating its tax positions which may not accurately anticipate actual outcomes. It is reasonably possible the estimates may change in the near term.

BROCK AND COMPANY CPAS PC

Clean Air Lawn Care, Inc.
Notes to Financial Statements

December 31, 2018 and 2017

Note 1 – Summary of Significant Accounting Policies (continued)

The Company has evaluated the recognition, measurement, presentation, and disclosure relating to uncertain tax positions. Management has determined that the effects of uncertain tax positions are not material to the Company for recognition or disclosure in the accompanying financial statements.

Income tax years 2015 through the current year are open for examination. Penalties and interest may be assessed on income taxes that are delinquent.

Reclassifications. Certain amounts in the 2017 financial statements have been reclassified to conform with reporting for 2018, without affecting the net loss.

Subsequent Events. Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through June 7, 2019, which is the date the financial statements were available to be issued.

Note 2 - Liquidity, Capital Resources, Results of Operations, and Management's Plans

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the ordinary course of business. At December 31, 2018, the Company had a working capital deficit of $372,506, an accumulated deficit of $2,247,442, and outstanding liabilities of $827,297. Additionally, the Company has incurred losses since inception and has historically used cash flows from operations. The Company has funded operations in 2018 primarily with franchise and royalty income, borrowings from related parties, and the issuance of common stock. The Company's ability to continue as a going concern is dependent on maintaining adequate financing and achieving profitable operations.

Note 3 - Notes Receivable and Related Party Transactions

Notes receivable consist of the following at December 31:

	2018	2017
Notes receivable from franchisees for the sale of franchises, which are non-interest bearing and are payable in monthly installments with maturities from July 2019 through June 2024.	$ 55,260	$ 71,344
Notes receivable from franchisees for the sale of franchises bear interest at 4.0%, and are payable in monthly installments with maturities ranging from three to six years.	33,912	31,865

Page 10

Clean Air Lawn Care, Inc.
Notes to Financial Statements

December 31, 2018 and 2017

Note 3 - Notes Receivable and Related Party Transactions (continued)

	2018	2017
Note receivable from a franchisee and stockholder for the sale of additional franchise territories is non-interest bearing. The note is payable in monthly installments of $90 through March 2024.	$ 5,688	$ 6,500
Note receivable from franchisee for the sale of franchise, bears interest at 6.0%. The note is payable in monthly installments of $165 through August 2020.	5,066	5,756
Notes written off in full in 2018	-	38,673
	99,926	154,138
Less current maturities	(35,531)	(29,858)
Less allowance for doubtful accounts	(17,060)	(56,098)
	$ 47,335	$ 68,182

Note 4 - Equipment

Equipment consists of the following at December 31:

	2018	2017
Lawn care equipment	$ 15,889	$ 15,889
Office equipment	14,289	14,289
	30,178	30,178
Less accumulated depreciation	(30,178)	(30,086)
	$ -	$ 92

Note 5 - Intangible Assets

Intangible assets consists of the following at December 31:

	2018	2017
Franchise startup costs	$ 41,551	$ 41,551
Design costs	14,725	14,725
	56,276	56,276
Less accumulated amortization	(46,582)	(43,812)
	$ 9,694	$ 12,464

Amortization expense on capitalized intangible assets is estimated to be $2,770 for each year from 2019 through 2021, and $1,384 in 2022. The unamortized intangible assets have a weighted-average remaining life of 3.5 years.

BROCK AND COMPANY CPAS PC

Clean Air Lawn Care, Inc.
Notes to Financial Statements

December 31, 2018 and 2017

Note 6 - Advances to Stockholder and Subsequent Events

During the years ended December 2018 and 2017, the Company made net advances to its largest stockholder totaling $9,341 and $53,663, respectively. At December 31, 2018 and 2017, the outstanding advances total $78,218 and $68,877, respectively. The advances are unsecured, non-interest bearing, and are due on demand. Net repayments subsequent to December 31, 2018, through June 7, 2019, total $860. The advances to stockholder have been reported as other assets in the accompanying balance sheet at December 31, 2018 and 2017.

Note 7 – Income Taxes

During 2018, the Company elected to be taxed as a Subchapter C corporation. Due to the net operating loss, there is no current provision for income taxes. The Company has provided a valuation allowance for all deferred tax benefits.

Deferred tax assets and liabilities are comprised of the following tax effects of temporary differences at December 31:

	2018	2017
Future deductible amounts		
Net operating loss	$ 23,800	$ -
Allowance for doubtful accounts	5,100	-
	28,900	-
Less valuation allowance	(28,900)	
Deferred tax asset	$ -	$ -

Note 8 - Line of Credit, Long-Term Notes Payable, Related Party Transactions, and Subsequent Event

Line of Credit. The Company has a $25,000 line of credit agreement with a finance company with outstanding borrowings of $8,397 and $23,930 at December 31, 2018 and 2017, respectively. Outstanding borrowings bear interest at 29.99%, and are due within six months of the advance. The agreement is guaranteed by a stockholder.

Other Short Term Debt. The Company has a $25,000 short term note with a finance company with outstanding borrowings of $25,000 at December 31, 2018. The note is due in weekly installments of $1,496, including interest of 35.72% and is collateralized by substantially all business assets. During 2019, an additional $15,000 was borrowed on the agreement.

BROCK AND COMPANY CPAS PC

Clean Air Lawn Care, Inc.
Notes to Financial Statements

December 31, 2018 and 2017

Note 8 - Line of Credit, Long-Term Notes Payable, Related Party Transactions, and Subsequent Event (continued)

Long-Term Notes Payable. Long-term notes payable consist of the following at December 31:

	2018	2017
Notes payable to stockholders due in monthly or quarterly installments of various amounts, including interest at rates ranging up to 10%. The notes mature from April 2019 through June 2024, and are unsecured.	$ 459,011	$ 337,509
Note payable to a finance company, due in weekly installments of $1,816, including interest at 47.21%. The note matured in October 2018 but was verbally extended through 2019. The note is collateralized by substantially all business assets and is guaranteed by a stockholder.	25,067	64,406
Notes payable to a franchisees, due in monthly installments of various amounts, including interest rates of up to 21%. The notes matures through June 2021, and are unsecured.	79,703	73,150
	563,781	475,065
Less current maturities	(244,980)	(175,533)
	$ 318,801	$ 299,532

During 2019, the Company borrowed additional amounts totaling $145,000.

Scheduled maturities of long-term notes payable, as adjusted for additional 2019 borrowings, are as follows at December 31, 2018: $364,615 in 2019, $185,692 in 2020, $74,970 in 2021, and $83,504 in 2024.

Note 9 - Revenue Participation Liability and Stock Options

The Company has entered into various revenue participation agreements. These agreements are a financing vehicle for the Company. The participants of the agreements contribute cash to the Company. The Company commits to maximum specified repayment amounts, which are determined to be payable by calculating a contractual percentage of the revenues collected in designated markets. The Company is scheduled to make monthly payments to the participants, one month in arrears. As the date that amounts are payable is based on cash collections, which are contingent, all revenue participation liabilities are considered to be long-term. The liabilities have been recorded at the value of the initial cash received, plus amortized discount, less payments made.

BROCK AND COMPANY CPAS PC

Clean Air Lawn Care, Inc.
Notes to Financial Statements

December 31, 2018 and 2017

Note 9 - Revenue Participation Liability and Stock Options (continued)

The Company has computed the difference between the initial cash received and the total payments committed as a debt discount, and is amortizing the discount to increase the liability over time. The amortization of the debt discount is recorded in other expenses in the accompanying statement of operations. Amounts paid pursuant to the revenue participation agreements are deducted from the computed liability. The total estimated payable is as follows at December 31:

	2018	2017
Agreement with a franchisee, which required the franchisee to pay the Company $60,000 at inception of the agreement. The Company will pay a specified percentage of corporate revenues earned in the state of Texas. The repayment commitment totals $250,000. The net unamortized debt discount totals $143,863 and $150,706 at December 31, 2018 and 2017, respectively.	$ 54,601	$ 47,759
Agreements refinanced to notes payable in 2018	-	136,271
	$ 54,601	$ 184,030

The payments are subject to significant estimate. Estimated repayment of revenue participation liabilities is as follows at December 31, 2018: $11,500 for each year from 2019 through 2023, and $140,964 thereafter.

In 2018, the Company entered into a revenue participation agreement with an individual for fertilizer sales. The individual paid the Company $12,500 and the Company will pay a specified percentage of corporate fertilizer revenues each year. The agreement does not have a termination date or a maximum commitment. If the Company discontinues fertilizer sales or agrees to sell the Company, the individual may terminate the agreement and may convert their stake in the agreement to 329 shares of common stock. Due to the contingent nature of the revenue participation, the entire amount received has been recorded as additional paid-in capital in the accompanying financial statements.

Total commitments under the agreements are as follows at December 31, 2018:

	Cash Received	Maximum Commitment	Payments to Date	Remaining Unpaid Commitment
Franchisee	$ 60,000	$ 250,000	$ 51,536	$ 198,464

At December 31, 2018, a revenue participation agreement was refinanced to a note payable. The outstanding revenue participation liability of $163,258 was refinanced to a note payable of $83,504. In connection with the refinancing, the Company issued 2,000 shares of common stock valued at $60,000. The transaction resulted in a gain on the extinguishment of debt of $19,754.

BROCK AND COMPANY CPAS PC

Clean Air Lawn Care, Inc.
Notes to Financial Statements

December 31, 2018 and 2017

Note 9 - Revenue Participation Liability and Stock Options (continued)

In 2017, two revenue participation liabilities with outstanding balances of $86,551 were refinanced to notes payable.

Note 10 - Common Stock Transactions and Subsequent Events

During 2017, the Company issued 7,045 shares of common stock for a total of $160,995, at prices ranging from $12.95 to $33.22 for each share. Additionally, the Company repurchased 3,794 for shares of common stock for $92,000, at prices ranging from $12.95 to $30.00 for each share.

During 2018, the Company received proceeds from the issuance of 1,250 shares of common stock for a total of $38,700, at prices ranging from $30 to $38 for each share. Additionally, the Company repurchased 1,927 shares of outstanding common stock for $53,060, at a price of $30 for each share.

During 2018, the Company issued 1,773 shares of common stock to existing franchisees. The Company received cash and recognized franchisee incentive expense related to the issuance, totaling $53,190, at a price of $30 for each share.

During 2018, the Company issued 2,000 shares of common stock in a revenue participation liability refinancing. The shares were valued at $60,000 and are netted against the gain on the extinguishment of the related refinanced debt.

During 2018, the Company issued 362 shares of common stock in a debt transaction. The Company recognized deferred loan costs from the transaction totaling $10,860, at a price of $30 for each share.

During 2019, the Company repurchased 100 shares of outstanding common stock for payments of $3,000, at a price of $30 for each share.

Note 11 - Franchise Activity

Initial franchise fees paid by franchisees are recognized as revenue when all material services to be performed by the Company have been substantially completed. The franchise agreements generally require the Company to provide training and equipment installation services. The Company sold a total of 2 and 14 franchises and franchise expansions during the years ended December 31, 2018 and 2017, respectively. During 2018, there were 45 operating franchises. During 2017, there were 41 operating franchises.

Note 12 - Operating Leases and Related Party Transactions

The Company leases facilities under noncancelable operating leases with the Company's majority stockholder. Rent expense for the years ended December 31, 2018 and 2017 was $49,900 and $18,790, respectively.

BROCK AND COMPANY CPAS PC

Clean Air Lawn Care, Inc.
Notes to Financial Statements

December 31, 2018 and 2017

Note 12 - Operating Leases and Related Party Transactions (continued)

Future minimum lease payments under these leases are as follows at December 31, 2018:

Year	Amount
2019	$ 51,000
2020	51,000
2021	4,000
	$ 106,000

Note 13 - Contingencies

Litigation. In the normal course of business, the Company is party to litigation from time to time. The Company maintains insurance to cover certain actions and believes that resolution of such litigation will not have a material adverse effect on the Company.

Termination Agreement. The Company entered into a mutual termination and release agreement on October 15, 2014 related to a franchise agreement within the Denver, Colorado, metropolitan area. The Company agreed to cancel outstanding obligations due under the original agreement. The Company also agreed to pay the other party to the agreement $972 for each zip code it is able to sell to another party prior to December 31, 2019, or a maximum total of $8,750 if it sells the franchise in its entirety. No sales of zip codes or payments have been made under this agreement as of December 31, 2018.

Note 14 - Supplemental Cash Flow Information

Supplemental cash flow information is as follows for the year ended December 31:

	2018	2017
Cash paid for interest	$ 21,410	$ 5,520
Revenue participation agreements refinanced to notes payable	$ 83,504	$ 86,551
Common stock issued in refinancing	$ 60,000	$ -
Common stock issued for debt issuance costs	$ 10,860	$ -

Clean Air Lawn Care, Inc.

Schedules of Selling, General and Administrative Expenses

Years ended December 31		2018				2017		
Rents and occupancy	$	56,650	14.5	%	$	25,161	5.1	%
Accounting and legal		22,804	5.8			21,350	4.3	
Travel, meals and entertainment		22,262	5.7			18,844	3.8	
Office expenses		14,524	3.7			17,532	3.5	
Advertising and promotion		9,346	2.4			44,296	8.9	
Bank fees		5,302	1.4			4,310	0.9	
Other expenses		2,800	0.7			432	0.1	
Training		1,271	0.2			5,305	1.1	
Total selling, general and administrative expenses	$	134,959	34.4	%	$	137,230	27.7	%